SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 21, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

MARQUEE ENERGY LTD. ANNOUNCES SONDE RESOURCES CASH ELECTION PURSUANT TO THE PREVIOUSLY ANNOUNCED PLAN OF ARRANGEMENT
NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta - November 21, 2013 - Marquee Energy Ltd. ("Marquee") (TSXV: MQL) (OTC: SKWEF) and Sonde Resources Corp. ("Sonde") (TSX: SOQ) (NYSE MKT: SOQ). Further to the agreement (the "Arrangement Agreement") between Marquee and Sonde announced on November 5, 2013, under which Marquee will acquire substantially all of the Western Canadian assets of Sonde, the parties wish to announce that Sonde has elected to exercise its cash and shares option (the “Cash Election”).

As disclosed in the November 5 announcement, Sonde could exercise the Cash Election on or before 11:59 p.m. (Calgary time) on November 20, 2013 to elect to receive 0.34 of a Marquee Share for each Sonde Share outstanding, or in aggregate 21,182,492 Marquee Shares, and to receive $15 million in cash. Pursuant to the plan of arrangement (the "Plan of Arrangement"), Sonde will distribute to its shareholders all Marquee Shares, and retain the cash received.

On November 15, 2013, Sonde announced that it had terminated its Viking Farm-out agreement in North Africa. In light of this development, and in order to provide Sonde enough financial flexibility and time to pursue a new joint venture partnership for North Africa and meet its 2013-2014 obligations to Joint Oil, Sonde believes that its shareholder’s interests are best protected by the cash plus shares election.
The transaction is subject to the approval of the Alberta Court of Queen’s Bench under the Business Corporations Act (Alberta), the receipt of all necessary regulatory and stock exchange approvals, the requisite approval of the shareholders of Sonde, and satisfaction of certain other closing conditions that are customary for a transaction of this nature. It is anticipated that a Sonde shareholder meeting will be held in late December following the mailing of an information circular regarding the transaction in early December. Closing of the transaction is expected to occur by year-end.

FOR ADDITIONAL INFORMATION PLEASE CONTACT:
Marquee Energy Ltd.
Richard Thompson
President & Chief Executive Officer
(403) 817-5561
Roy Evans
Vice President, Finance & Chief Financial Officer
(403) 817-5568
Sonde Resources Corp.
Bill Dirks
President & COO
(403) 503-7915
Rene Beaumier
Chief Financial Officer
(403) 503-7931

ABOUT MARQUEE ENERGY LTD:
Marquee Energy Ltd. is a publicly traded Calgary-based growth oriented junior oil and gas company currently focused on high rate of return oil development and production. Marquee is committed to growing the company through exploitation of existing opportunities and continued consolidation within its core area at Michichi. Additional information about Marquee may be found on its website www.marquee-energy.com and in its continuous disclosure documents filed with Canadian securities regulators on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ABOUT SONDE RESOURCES CORP:
Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations. Additional information about Sonde can be viewed on SEDAR at www.sedar.com, and on the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov.
FORWARD LOOKING INFORMATION
This press release contains certain forward looking information (collectively referred to herein as "forward looking statements") within the meaning of applicable Canadian securities laws and forward looking within the meaning of the U.S. Private Securities Reform Act of 1995. Forward looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "potential", "intend", "objective", "continuous", "ongoing", "encouraging", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. Forward-looking statements contained in this press release include but are not limited to:

•	the timing of matters related to the implementation of the Transaction;

•	the anticipated benefits of the Transaction;

•	the anticipated drilling inventory available to Marquee following completion of the Transaction;

•	the expectation of reduced operating and capital costs;

•	the accretive nature of the Transaction;

•	anticipated production levels, debt to cash flow ratios, reserves, operating net-backs, tax pools and those other metrics described under "Summary of the Transaction";

•
anticipated cash flow, cash flow per share, reserves, drilling locations, tax pools, net debt, production levels, debt to cash flow ratios and those other metrics anticipated for Marquee after giving effect to the Transaction as described under "Key Attributes of Pro Forma Marquee"; and

•	the expected size and availability of Marquee's credit facility business opportunities and financial position of Sonde following completion of the Transaction.

In addition, statements relating to "reserves" are by their nature forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. The recovery and reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.
The forward looking statements contained in this document are based on certain key expectations and assumptions made by Marquee and Sonde, including but not limited to:

•	that the Arrangement and all required approvals will be completed within the timeline anticipated by Marquee;

•	that parties will be able to satisfy, in a timely manner, the other conditions to the closing of the Arrangement;

•	that the Assets continue to operate in all respects consistent with their current performance;

•	that Marquee's credit facility will be increased on the terms set forth in the letter of intent received from Marquee’s lender; and

•	that Marquee will be able to successfully implement its planned capital program in respect of its existing assets and the Assets acquired pursuant to the Transaction.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Although management of Marquee and Sonde considers these assumptions to be reasonable based on information currently available to them, undue reliance should not be placed on the forward looking statements because no assurances can be given by Marquee or Sonde that they may prove to be correct.
By their very nature, forward looking statements are subject to certain risks and uncertainties (both general and specific) that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward looking statements. These risks and uncertainties include, but are not limited to:

•	risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production;

•	delays or changes in plans with respect to exploration or development projects or capital expenditures);

•	drilling plans and operational activities may be delayed or modified to react to market conditions;

•	regulatory approvals or availability of services causing results to be delayed;

•	preliminary production results may not necessarily be indicative of longer term results or that wells will ultimately perform on the type curves assumed;

•	changes in commodity prices;

•	changes in tax laws;

•	changes in royalty rates;

•	the uncertainty of estimates and projections relating to production, cash generation, costs and expenses;

•	imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids;

•	health, safety, litigation and environmental risks;

•	access to capital;

•	failure to realize anticipated production increases, anticipated cost savings and other synergies in connection with the Transaction;

•	risks regarding the integration of Marquee and the Assets;

•	incorrect assessment of the value of Marquee and/or the Assets;

•	failure to obtain the required shareholder, court, regulatory and other third party approvals;

•	unforeseen delays in satisfying the conditions required to be satisfied to implement the Arrangement;

•	those other risks described in Marquee's Annual Information Form dated March 21, 2013, filed on SEDAR under Marquee's profile on www.sedar.com; and

•	those other risks described in Sondes's Annual Information Form dated March 21, 2013, filed on SEDAR under the Sonde's profile on www.sedar.com.

In addition, there are no assurances the Plan of Arrangement will be completed. As a consequence, actual results may differ materially from those anticipated in the forward looking statements and readers should not place undue reliance on the forward looking information contained in this press release.
The forward looking statements contained in this press release are made as of the date hereof and neither Marquee nor Sonde undertake any obligation to update publicly or to revise any of the included forward looking statements, except as required by applicable law. The forward looking statements contained herein are expressly qualified by this cautionary statement.
Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of six to one, utilizing a boe conversion ratio of six Mcf to one bbl may be misleading as an indication of value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 21, 2013	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer